The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act") and in connection with such notice submits the following information:

Name:     Diamond Star Ventures, Inc.

Address of Principal Business Office:   980 North Michigan Avenue, Suite 1400
                                        Chicago, Illinois 60611

Telephone Number:  (312) 988-4880

Name and address of agent for service of process:

                                        Harbor City Research
                                        201 E. Baltimore Street, Suite 630
                                        Baltimore, Maryland 21202

     The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.
SIGNATURE

     Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Chicago and the state of Illinois on the 9th day of July, 1998.

                                   By:  /s/ Omar A. Rizvi, Esq. LL.M.
                                        ________________________________________
                                   Title:    Chairman of the Board
                                             Diamond Star Ventures, Inc.


                              Attest:  /s/  Adnan T. Rizvi
                                       _________________________________________
                                   Title:    Corporate Secretary
                                             Diamond Star Ventures, Inc.